[redacted]

13012516

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

SEC FILE NUMBER
8- 53148

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gold Coast Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 E. Hillcrest Drive, Suite 225
(No. and Street)

Thousand Oaks	California	91360
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tae P. Ho (805) 496-3660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farber Hass Hurley LLP
(Name – *if individual, state last, first, middle name*)

15600 Devonshire St., Suite 210, Granada Hills, California, 91344
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tae P. Ho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gold Coast Securities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

TOMMY SOBHANPANAH
Commission # 1868910
Notary Public - California
Ventura County
My Comm. Expires Nov 18, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of California

County of Ventura

Subscribed and sworn to (or affirmed) before me on this 25th day of February,

2013 by Tac P. Ho,

proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

Signature ________________ (Notary seal)

TOMMY SOBHANPANAH
Commission # 1868910
Notary Public - California
Ventura County
My Comm. Expires Nov 18, 2013

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Oath or Affirmation
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages _____ Document Date __________

(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

Any Jurat completed in California must contain verbiage that indicates the notary public either personally knew the document signer (affiant) or that the identity was satisfactorily proven to the notary with acceptable identification in accordance with California notary law. Any jurat completed in California which does not have such verbiage must have add the wording either with a jurat stamp or with a jurat form which does include proper wording. There are no exceptions to this law for any jurat performed in California. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
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  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
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GOLD COAST SECURITIES, INC.

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2012 and 2011

FARBER HASS HURLEY LLP
CERTIFIED PUBLIC ACCOUNTANTS

GOLD COAST SECURITIES, INC.
FINANCIAL STATEMENT INDEX
December 31, 2012 and 2011

	Page
Independent Auditors' Report	1-2
Statements of financial condition	3
Statements of operations	4
Statements of changes in liabilities subordinated to claims of general creditors	5
Statements of changes in stockholders' equity	6
Statements of cash flows	7
Notes to Financial Statements	8
Supplementary Information	14
Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3	19
Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	21
SIPC Supplemental Report	22

Farber Hass Hurley LLP

Certified Public Accountants

15600 Devonshire Street, Suite 210
Granada Hills, CA 91344
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 895-1994

INDEPENDENT AUDITORS' REPORT

Board of Directors
Gold Coast Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Gold Coast Securities, Inc. (the "Company") as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gold Coast Securities, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Granada Hills, California
February 22, 2013

GOLD COAST SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

		2012		2011
ASSETS				
Cash and cash equivalents	$	37,709	$	37,975
Deposit with clearing organization		25,000		25,000
Receivable from broker-dealers and clearing organization		132,094		127,840
Office furniture and equipment, at cost, less accumulated depreciation of $51,039 and $50,234 at December 31, 2012 and December 31, 2011, respectively		4,072		4,877
Other assets		39,091		37,864
Total assets	$	237,966	$	233,556
LIABILITIES AND STOCKHOLDERS' EQUITY				
Accounts payable and accrued expenses	$	61,803	$	50,028
Deferred revenue, net		12,861		12,963
		74,664		62,991
Commitments and contingent liabilities				
Liabilities subordinated to claims of general creditors		-		-
Stockholders' equity:				
Common stock, no par value, Series A voting shares, 200 shares authorized, 151 shares issued and outstanding at both December 31, 2012 and December 31, 2011, respectively		7,265		7,265
Common stock, no par value, Series B non-voting shares, 1,300 shares authorized, 542.34 shares issued and outstanding at December 31, 2012 and December 31, 2011		80,809		80,809
Additional paid-in capital		3,515		3,515
Retained earnings		71,713		78,976
Total stockholders' equity		163,302	$	170,565
Total liabilities and stockholders' equity	$	237,966	$	233,556

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2012 and 2011

	2012	2011
Revenues:		
Commissions	$ 1,080,885	$ 1,022,733
Investment advisory and management fees	470,545	483,993
Representative monthly fees	111,215	108,870
Miscellaneous income	12,601	10,986
Reimbursement income	61,147	42,009
Interest and dividend income	55	45
	1,736,448	1,668,636
Expenses:		
Commissions	815,983	763,836
Investment advisory and management fee expense	374,876	380,045
Employee compensation and benefits	241,023	241,038
Office expense	136,697	140,710
Occupancy	89,770	89,906
Legal and professional fees	41,097	19,122
Communications and data processing	12,662	11,551
Website maintenance and documentation	8,283	8,451
Postage and delivery	6,684	7,190
Clearing	11,560	4,206
Travel and entertainment	2,307	1,041
Other	1,969	2,918
	1,742,911	1,670,014
Loss before income tax provision	(6,463)	(1,378)
Income tax provision	800	800
Net loss	$ (7,263)	$ (2,178)

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
For the Years Ended December 31, 2012 and 2011

	2012	2011
Subordinated borrowings at beginning of year	$ -	$ -
Increases:	-	-
Decreases:	-	-
Subordinated borrowings at end of year	$ -	$ -

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2012 and December 31, 2011

	Series A Common Stock		Series B Common Stock		Additional Paid-in		Stockholders'
	Shares	Value	Shares	Value	Capital	Retained Earnings	Equity
Balance at December 31, 2010	151	$7,265	542.34	$80,809	$3,515	$81,154	$172,743
Net loss	-	-	-	-	-	(2,178)	(2,178)
Balance at December 31, 2011	151	7,265	542.34	80,809	3,515	78,976	170,565
Net loss	-	-	-	-	-	(7,263)	(7,263)
Balance at December 31, 2012	151	$7,265	542.34	$80,809	$3,515	$71,713	$163,302

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net loss	$ (7,263)	$ (2,178)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	805	1,765
Changes in:		
Receivable from broker-dealers and clearing organization	(4,254)	(19,702)
Other assets	(1,227)	3,410
Accounts payable and accrued expenses	11,775	9,060
Deferred revenue, net	(102)	(4,984)
Total adjustments	6,997	(10,451)
Net cash used in operating activities	(266)	(12,629)
Cash flows from investment activities:		
Purchase of furniture and equipment	-	(363)
Net cash used in investing activities	-	(363)
Net decrease in cash and cash equivalents	(266)	(12,992)
Cash and cash equivalents at beginning of year	37,975	50,967
Cash and cash equivalents at end of year	$ 37,709	$ 37,975
Supplemental cash flow disclosures:		
Income tax payments	$ 800	$ 800
Interest payments	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Gold Coast Securities, Inc. (a C-corporation) (the "Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware corporation, headquartered in California, and began operations in January 2001.

2. Significant Accounting Policies

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including both principal and agency transactions involving retailing corporate equity securities and mutual funds; selling corporate debt, municipal bonds, and U.S. government securities; selling variable life or annuities; and providing investment advisory and management services.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and certificates of deposits. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions clear.

Investment Advisory Income
Investment advisory and management fees are received quarterly in advance, but are recognized as earned on a pro rata basis over the term of the contract. The unearned portion is recorded as deferred revenue, net of associated fees and expenses.

Property and Equipment
Property and equipment are stated at cost. Depreciation has been provided using the straight-line method over the useful lives of the assets, which range from three to seven years.

2. Significant Accounting Policies (continued)

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of depreciation and realization of net operating losses for financial and income tax reporting. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Fair Value of Financial Instruments
Carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate fair values due to the short maturities of such instruments.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and clearing organization accounts receivable. The Company places substantially all of its cash deposits with one high-quality financial institution.

Advertising Costs
The Company expenses the cost of advertising in the year incurred. During the years ended December 31, 2012 and 2011, such advertising expenses (included as part of "other" expenses) were under $1,000, respectively.

Recent Accounting Pronouncements
In December 2011, the FASB issued an amendment to an existing standard which requires companies to disclose certain financial and derivative instruments which offset in accordance with existing standards as well as those instruments subject to enforceable master netting arrangements or similar agreements. This amendment is effective for annual reporting periods beginning on or after January 1, 2013. The adoption will not have a material impact on the Company's financial statements and disclosures.

Subsequent Events
The Company evaluated subsequent events through February 22, 2013, the date the financial statements were available to be issued.

3. Cash Segregated Under Federal and Other Regulations

Cash of $25,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC on agreements for proprietary accounts of introducing brokers.

4. Receivable From and Payable Clearing Organizations

Amounts receivable from and payable to clearing organizations were as follows for the years ending:

December 31, 2012	***Receivable***	***Payable***
Receivable from clearing organization	$ 1,925	$ --
Fees and commissions receivable/payable	130,169	61,803
	$132,094	$ 61,803

December 31, 2011	***Receivable***	***Payable***
Receivable from clearing organization	$ 26,854	$ --
Fees and commissions receivable/payable	100,986	50,028
	$127,840	$ 50,028

The Company has an agreement to clear substantially all of its proprietary and customer transactions through another broker-dealer (Pershing Company) on a fully disclosed basis. Pershing Company is responsible for handling and monitoring all securities lending activities (collateralized financings) related to securities borrowed and securities loaned transactions.

5. Related Party Activities

Two of the Company's stockholders receive compensation for their services as officers and employees, approximately $60,000 each officer, for the years ended December 31, 2012 and 2011. The third principal stockholder was compensated as a commissioned independent contractor when employed with the Company. Since 2009, this stockholder has not been involved with the Company and no longer receives compensation.

These stockholders have also formed a partnership, which is the beneficiary of life insurance policies on their respective lives. The partnership has adopted a buy-sell agreement, which states that in the event of the death of any one of these three individuals, the insurance proceeds will be utilized (as a down or full payment thereon) to repurchase the stockholder's interest in the Company from the stockholder's heirs, at a price as defined in the agreement.

6. Commitments and Contingencies

The Company has an operating lease for 1,782 square feet of office space in Thousand Oaks, California. The Company extended the lease for an additional twelve month period to be terminated on November 30, 2013. Current monthly rental payments are approximately $3,300.

The Company executed a one year lease extension for the rental of 1,802 square feet of office space in Gold River, California, terminating on September 30, 2013. Current monthly rental payments are approximately $3,200.

6. Commitments and Contingencies (continued)

Rental expense for the years ended December 31, 2012 and 2011 amounted to $78,841 and $76,608, respectively. Future aggregate minimum required lease payments on the office leases are approximately $64,000 for the year ended December 31, 2013.

In December 2008, the Company obtained two three-year operating leases on vehicles driven by its officers. These leases expired in 2011. Total lease expense incurred for these vehicles for the years ended December 2012 and 2011 amounted to $0 and $8,374, respectively. The Company did not enter into any new vehicle leases.

In 2012 the Company settled outstanding litigation which required the Company to pay a settlement of approximately $20,000 that was covered by the Company's insruance. The Company had met its deductible relating to this case in prior years; therefore the settlement had no impact on the Company's financial statements.

7. Retirement Plan

In August 2003, the Company established a 401(k) Profit Sharing Plan with Fidelity Investments administered by the Senex Group. In February 2011, the Board of Directors approved the termination of the Profit Sharing Plan. The 401(k) Profit Sharing plan, as adopted, allowed for employee contributions through salary reductions ranging from 0% to 15% of employee salary, capped, respectively, at $17,000 and $16,500 in 2012 and 2011 (plus catch-up provisions).

This plan was non-discriminatory; all employees who were at least 21 years of age and had been employed by the Company for at least six months were eligible to participate. Plan contributions were self-directed and may have been invested in one or more of a series of mutual funds managed by Fidelity Investments. No employer matching contributions were made for the years ending December 31, 2012 and 2011.

8. Major Revenue Concentration

For the year ended December 31, 2012 variable annuity, mutual fund, and management fee revenue were approximately 32%, 20% and 19%, of total revenue, respectively. The Company expects that most of this revenue will be recurring. During the year ended December 31, 2011, approximately 27%, 26% and 19%, of the Company's overall revenue was derived from commissions related to mutual fund, variable annuity, and management fees, respectively.

8. Major Revenue Concentration (continued)

For the year ended December 31, 2012, approximately 22%, 12%, and 11% of total revenues were generated from the Company's custodian and two insurance companies, respectively. In 2011 the same organizations totaled 32%, 17%, and 2%, respectively, of the Company's revenue. One other insurance company provided approximately 12% of the Company's revenue in 2011.

With respect to clearing organization receivables, such receivables normally arise from fees generated through asset management services performed for the Company's numerous customers. The Company has contractual arrangements with highly-rated broker-dealers and insurance companies as the source of these revenues. As of December 31, 2012, three insurance companies had balances of roughly 19%, 15% and 15% of total receivables, respectively.

The Company maintains reserves for potential credit losses, as applicable and such losses, in the aggregate, have not exceeded management's expectations. The Company had no bad debt expense for December 31, 2012 and 2011.

9. Income Tax

The primary timing differences between book and tax expense reporting are depreciation expense and the utilization of the Net Operating Loss (NOL) carryforward. At December 31, 2012, the Company had a state and federal NOL carryforward of approximately $97,000 and $100, respectively, which will expire by 2029. As such, it did not recognize any tax expenses, other than the minimum state franchise tax of $800, for the years 2012 and 2011.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accountings Standards Codification (ASC) 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

The Company is generally not subject to federal, state, or local tax examinations by taxing authorities for years before 2009. As of December 31, 2012, no taxing authority has proposed any adjustments to the Company's tax position.

10. Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital (i.e., $50,000) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company's net capital measured $96,220 and its net capital ratio was .78 to 1. At December 31, 2011, the Company's net capital measured $95,845 and its net capital ratio was 11.09 to 1.

GOLD COAST SECURITIES, INC.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2012

Schedule I
GOLD COAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2012

Net capital		
Total stockholders' equity		$ 163,302
Deduct stockholders' equity not allowable for capital		-
Total stockholders' equity qualified for net capital		163,302
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits - deferred income taxes payable		-
Total capital and allowable subordinated borrowings		163,302
Deductions and/or charges:		
Nonallowable assets:		
Office furniture and equipment	4,072	
Other assets - registered representative receivables, net	23,700	
Nonallowable receivables	20,333	
Other assets - prepaid expenses and deposits	18,912	67,017
Net capital before haircuts on securities positions		96,285
Haircuts on securities positions		65
Net capital per audited financial statements		**$ 96,220**
Net capital per FOCUS Report		**$ 96,220**
Difference		**-**
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable, accrued expenses, and deferred revenue, net,		$ 74,664
Items not included in statement of financial condition		-
Total aggregate indebtedness (AI)		$ 74,664
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of AI)		$ 4,978
Minimum dollar net capital requirement		$ 50,000
Minimum net capital required (greater of above):		$ 4,978
Excess net capital over minimum net capital required		$ 46,220
Excess net capital at 1,500 percent (net capital - 6.67% of AI)		$ 91,242
Excess net capital at 1,000 percent (net capital - 10% of AI)		$ 88,754
Ratio: Aggregate indebtedness to net capital		0.78 to 1

There are no material differences between the preceeding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2012

See Independent Auditors' Report

Schedule II

GOLD COAST SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2012

Gold Coast Securities, Inc. is exempt from the reserve requirement, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. Gold Coast Securities, Inc. does not hold customer funds or safekeep customer securities.

Schedule III

GOLD COAST SECURITIES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2012

Gold Coast Securities, Inc. is exempt from the possession or control requirements, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. Gold Coast Securities, Inc. does not hold customer funds or safekeep customer securities.

Schedule IV

GOLD COAST SECURITIES, INC.
Schedule of Segregation Requirements and Funds
In Segregation for Customers' Regulated
Commodity Futures and Options Accounts
As of December 31, 2012

Not applicable

Farber Hass Hurley LLP

Certified Public Accountants

15600 Devonshire Street, Suite 210
Granada Hills, CA 91344
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 895-1994

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Gold Coast Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Gold Coast Securities, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions for Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Granada Hills, California
February 22, 2013

Farber Hass Hurley LLP

Certified Public Accountants

15600 Devonshire Street, Suite 210
Granada Hills, CA 91344
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 895-1994

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Gold Coast Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Gold Coast Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Gold Coast Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Gold Coast Securities, Inc.'s management is responsible for Gold Coast Securities, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Firm SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Granada Hills, CA
February 22, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053148 FINRA DEC
GOLD COAST SECURITIES INC 19*19
275 E HILLCREST DR STE 225
THOUSAND OAKS CA 91360-8241

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tae P. Ho, (805) 496-3660

2. A. General Assessment (item 2e from page 2) $ 1,676

B. Less payment made with SIPC-6 filed (**exclude interest**) (817)

07/27/2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 859

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 859

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Gold Coast Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25th day of February, 20 13.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **12/31/2012**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,736,448
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,055,382
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	10,559
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	1,065,941
2d. SIPC Net Operating Revenues	$ 670,507
2e. General Assessment @ .0025	$ 1,676

(to page 1, line 2.A.)